UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/ Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

T REIT, Inc.
(Name of Subject Company)
T REIT, Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Jack R. Maurer
T REIT, Inc.
1551 N. Tustin Avenue, Suite 200
Santa Ana, California 92705
(877) 888-7348
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

With copies to:

Andrea Biller, Esq.	William J. Cernius, Esq.
Triple Net Properties, LLC	Latham & Watkins LLP
1551 N. Tustin Avenue, Suite 200	650 Town Center Drive, 20th Floor
Santa Ana, California 92705	Costa Mesa, CA 92626
(877) 888-7348	(949) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the SEC on November 16, 2005 (the “Schedule 14D-9”) by T REIT, Inc. (the “Company”). The Schedule 14D-9 relates to the offer by Moraga Gold, LLC; MPF-NY 2005, LLC; Steven Gold; Sutter Opportunity Fund 3, LLC; MPF Flagship Fund 10, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF DeWaay Premier Fund 3, LLC; MP Value Fund 5, LLC; MPF Acquisition Co. 3, LLC; MP Value Fund 7, LLC; MP Value Fund 6, LLC; MPF DeWaay Premier Fund 2, LLC; MP Value Fund 8, LLC; MPF Flagship Fund 9, LLC; MP Falcon Fund, LLC; MPF Flagship Fund 11, LLC; MPF Income Fund 16, LLC; and MacKenzie Patterson Fuller, Inc. (collectively, “MPF”), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 1, 2005 (the “Original Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed with the SEC on November 22, 2005 (“Schedule TO Amendment” and, together with the Original Schedule TO, the “Schedule TO”).
      In the Original Schedule TO, MPF offered to purchase up to 450,000 shares of the Company’s common stock (the “Shares”) at $7.50 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 and December 12, 2005 or such other date to which the offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2005 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were attached as exhibits to the Original Schedule TO filed by MPF. Following the filing by the Company of the Schedule 14D-9, MPF filed the Schedule TO Amendment, reducing the offer price to $6.51 per Share, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 and the Expiration Date, and extending the Expiration Date to December 16, 2005 or such other date to which the offer may be extended. MPF also filed a Supplement to the Offer to Purchase (the “Offer to Purchase Supplement”) as an exhibit to the Schedule TO Amendment (the Offer to Purchase and the Letter of Transmittal, as supplemented and amended by the Offer to Purchase Supplement, together constitute the “Offer”).
      The purpose of this amendment is to (1) supplement the disclosure contained in Item 4 of the Schedule 14D-9, (2) delete the disclosure previously provided in Item 8 of the Schedule 14D-9, and (3) add as an exhibit a new letter sent to Company shareholders on November 29, 2005, and should be read in conjunction with the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.
      (a) Solicitation or Recommendation. The Board of Directors of the Company (the “Board”) is expressing no opinion, is remaining neutral, and makes no recommendation as to whether holders of Shares should tender their Shares pursuant to the Offer.
      (b) Reasons. The Board believes that holders of Shares should consider the following information when evaluating whether to tender their Shares pursuant to the Offer:

(i) As previously disclosed, the Company is currently implementing a plan of liquidation that contemplates the orderly sale of all Company assets, the payment of Company liabilities and the winding up of operations and the dissolution of the Company. The plan of liquidation gives the Board the power to sell any and all of its assets without further approval by Company shareholders and provides that liquidating distributions be made to Company shareholders as determined by the Board. For a more detailed discussion of the Company’s plan of liquidation, including the risk factors and certain other uncertainties associated therewith, please read the Company’s 2005 Proxy Statement.

(ii) MPF originally offered to purchase the Shares for $7.50 per Share. In the Schedule 14D-9 filed by the Company on November 16, 2005, the Board indicated its belief that MPF had overestimated the liquidation value of the Company’s assets by failing to take into account the effect of a recent liquidating distribution following the sale of certain properties in which the Company held an interest, and noting that the Board’s estimate of the per Share liquidation value of the Company’s assets as of September 30, 2005 was actually $6.51 per Share rather than the $10.41 per Share estimated by MPF. By filing the Schedule TO Amendment, MPF has now reduced the amount of its offer to $6.51 per Share.

(iii) While the Board’s estimate of $6.51 per Share represents the Board’s best estimate as of the liquidation value of the Company’s assets as of September 30, 2005, whether the Company’s shareholders ultimately receive more or less than the Board’s estimate upon the completion of the Company’s plan of liquidation depends on a number of factors, including whether the Company’s is able to complete pending transactions for sale for certain of the Company’s properties, whether the Company is able to negotiate favorable sale prices for the Company’s remaining properties, fluctuating real estate prices, general economic conditions and the resolution of the Company’s liabilities, including pending litigation described in the Company’s public filings.

(iv) Company shareholders that have already properly tendered their Shares should consider whether they still wish to sell their Shares in the offer now that the price has been reduced to $6.51 per share. According to the Offer to Purchase Supplement filed by MPF, all Company shareholders who properly tender their Shares (including shareholders who have already properly tendered their Shares prior to the filing of the Schedule TO Amendment) will receive the reduced offer price of $6.51 per Share unless they properly withdraw their Shares from the offer.

(v) According to the Offer to Purchase Supplement, shareholders who have already properly tendered their Shares pursuant to the procedures set forth in the Offer to Purchase and the related Letter of Transmittal are not required to take any further action to properly tender their Shares in the Offer. However, shareholders who have already tendered their Shares but who do not wish to sell their Shares for the reduced price of $6.51 per Share must follow the procedures to withdraw their Shares that are contained in Section 4 of the Offer to Purchase. Shareholders who have not yet tendered their shares but who now wish to do so should follow the procedures set forth in the Offer to Purchase and the Letter of Transmittal but should remember that the “Purchase Price” set forth in those documents has now been amended to $6.51 per shares, less the amount of any dividends declared or made with respect to the Shares between November 1, 2005 and the Expiration Date, which has been extended from December 12, 2005 to December 16, 2005 or such other date to which the offer may be extended by MPF.

(vi) The $7.50 per Share price offered by MPF will be reduced by the amount of distributions (including liquidating distributions) declared or paid by the Company between November 1, 2005 and December 16, 2005 or such other to which the Offer may be extended. Since November 1, 2005, no distributions have been made to shareholders and the Board does not anticipate making any additional distributions prior to December 16, 2005.

(vii) The MPF Offer is limited to 450,000 Shares. If more than 450,000 Shares are tendered in response to the Offer, MPF will accept the Shares on a pro rata basis unless those tendering shareholders choose to sell “All or None” of their Shares. If a shareholder chooses the “All or None” option and MPF cannot purchase all of that shareholder’s Shares, then the shareholder will be deemed to automatically withdraw its tender. Unless it chooses the “All or None” option, a shareholder who tenders all of its Shares might not fully dispose of its investment in the Company.

(viii) If MPF acquires the desired percentage of shares constituting the Offer, it will become the Company’s largest affiliated shareholder group and voting block, owning approximately 9.77% of the Company’s outstanding shares. This concentration of ownership may influence business decisions in a manner that adversely affects the other shareholders.

(ix) As disclosed in the Offer to Purchase, MPF has engaged a depositary for the Offer that is an affiliate of MPF. As a result, there is no independent third party holding funds of MPF for payment of the Offer price that can independently verify that such funds are available for payment, and MPF may have access to the Shares tendered by shareholders before all conditions to the Offer have been satisfied and tendering holders have been paid.

(x) The Offer includes statements regarding the sufficiency of the funded capital available to MPF to satisfy its obligations to purchase all shares tendered pursuant to the Offer. Detailed financial information relating to the MPF bidders is not publicly available, and the Board cannot therefore verify the ability of MPF to fund the Offer.
      Because the Company and the Board make no recommendations as to whether shareholders should tender their Shares pursuant to the Offer, each shareholder must make his, her or its own decision whether to tender or refrain from tendering its Shares. In the absence of any established market for the Shares, some holders may wish to compare the prospect and timing of receiving future liquidation distributions with the immediate liquidity offered by MPF’s Offer. The Company strongly urges each shareholder to carefully consider all aspects of the Offer in light of its own circumstances, including (i) its investment objectives, (ii) its financial circumstances including its tolerance for risk and need for liquidity, (iii) other financial opportunities available to it, (iv) its own tax position and tax consequences, and (v) other factors it determines are relevant to its decision. Shareholders should carefully review all of the Offer documents, as well as the Company’s publicly available annual, quarterly and other reports and this statement, and consult with their own financial, tax and other advisors in evaluating the Offer before deciding whether to tender their Shares.
      (c) Intent to tender. After reasonable inquiry and to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares beneficially owned by them pursuant to the Offer.

Item 8.	Additional Information.
      The information set forth pursuant to this item in the Schedule 14D-9 is hereby deleted.

Item 9.	Exhibits.

Exhibit	Description

(a)(2)	Letter to Shareholders of T REIT, Inc., from Jack R. Maurer, Chief Executive Officer and President of the Company, dated as of November 29, 2005

SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

T REIT, INC.

By: /s/ Jack R. Maurer

Name: Jack R. Maurer

Title:	Chief Executive Officer and President
Dated: November 29, 2005

EXHIBIT INDEX

Exhibit	Description

99.(a)(2)	Letter to Shareholders of T REIT, Inc., from Jack R. Maurer, Chief Executive Officer and President of the Company, dated as of November 29, 2005